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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-6805

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/2022 AND ENDING 05/31/2023

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: World Capital Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1636 North Logan Street

(No. and Street)

Denver	Co	80203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Timothy E. Taggart 303-626-0631

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company

(Name – if individual, state last, first, middle name)

325 N. St. Paul Street, Suite 3100 Dallas	TX	75201
(Address) (City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy E. Taggart _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of World Capital Brokerage, Inc. _____, as of May 31 _____, 20 23 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



PATRICIA A BLUM
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20024036975
MY COMMISSION EXPIRES NOVEMBER 14, 2026



Signature

President

Title

Patricia A Blum
Notary Public

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☐ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WORLD CAPITAL BROKERAGE, INC.
(wholly owned by AGF Holdings, Inc.)

(SEC I.D. No. 8-6805)

Statement of Financial Condition
as of May 31, 2023

Filed in accordance with
Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

MEMBER OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD
ABINGTON, PA 19001
(215) 884-8460 ● (215) 884-8686 FAX

325 NORTH SAINT PAUL ST. SUITE 3100
DALLAS, TX 75201
(214) 738-1998

100 WALL STREET 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

Report of Independent Registered Public Accounting Firm

To the Stockholder of
World Capital Brokerage, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of World Capital Brokerage, Inc. (the Company) as of May 31, 2023, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of May 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

This is the initial year we have served as the Company's auditor.

Sanville & Company

Dallas, Texas
August 28, 2023

WORLD CAPITAL BROKERAGE, INC.
(wholly owned by AGF Holdings, Inc.)

STATEMENT OF FINANCIAL CONDITION
MAY 31, 2023

ASSETS

Cash and cash equivalents	$	53,950
Investment securities, at market value (note 2)		2,291,910
Deposits with clearing organizations		25,000
Commissions receivable (note 5)		90,071
Accounts receivables – affiliate (note 3)		93,664
Notes receivable – affiliate (note 3)		60,509
Other assets		109,760
Total assets	$	2,724,864

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable	119,961
Accounts payable affiliate (note 3)	3,725
Accounts payable affiliate – Payroll (note 3)	9,143
Clearance Account	224
Commissions payable	86,594
Secured Notes payable	643,887
Income Tax payable	4,793
Deferred Tax Liability	313,288
Total liabilities	1,181,615

Stockholder's equity:		
Common stock, $1 par value; 50,000 shares authorized;		
24,500 shares issued and outstanding		24,500
Retained earnings		1,518,749
Total stockholder's equity		1,543,249
Total liabilities and stockholder's equity	$	2,724,864

WORLD CAPITAL BROKERAGE, INC.
(wholly owned by AGF Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS
MAY 31, 2023

1.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

    BASIS OF FINANCIAL STATEMENT PRESENTATION
The accompanying financial statements include the accounts of World Capital Brokerage, Inc. (the Company), a wholly owned subsidiary of AGF Holdings, Inc. (the Parent). The Company is a Colorado corporation and a registered broker-dealer with the Securities and Exchange Commission (SEC). The primary functions of the Company are to underwrite the shares of American Growth Fund, Inc. (the Fund), a diversified open-end investment company, and to function as a broker-dealer of securities.   Significant accounting policies followed by the Company are:

    INVESTMENT SECURITIES
Security transactions and related revenue and expense are recorded on a trade date basis. In accordance with financial reporting requirements for broker/dealers, the Company's investment securities are recorded at market value based upon quotes from brokers. Changes in unrealized appreciation or depreciation are included in revenue. Realized gains and losses are computed using the specific identification method.

    COMMISSIONS
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

    INCOME TAXES
The Company and the Parent account for income taxes using the asset and liability method of accounting for income taxes. The Company files consolidated federal and state income tax returns with the Parent. An informal tax sharing agreement currently exists between the Company and the Parent. Under such agreement the tax expense or benefit recorded by the Company, including the tax effects of related assets and liabilities of affiliates, is computed as if the Company filed separate stand-alone tax returns. Such amounts are limited to tax expense or benefit recorded on a consolidated basis for the Parent. The Company's method of accounting for income taxes conforms to *"Accounting For Income Taxes"*. This method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities.

    The Company evaluates tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Management of the Company has reviewed the tax positions for the open tax years ending May 31, 2020 through May 31, 2023 and has determined that there are no significant uncertain tax positions that would require recognition in the financial statements.

    CONCENTRATION OF CREDIT RISK
From time to time the Company had cash balances on deposits with banks in excess of the federally insured limits. The Company believes its risk of loss is limited due to the high credit quality of such bank.

    STATEMENT OF CASH FLOWS
For purposes of the statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

    USE OF ESTIMATES
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

WORLD CAPITAL BROKERAGE, INC.
(wholly owned by AGF Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS, continued
MAY 31, 2023

ADOPTION OF ASU 2016-02 LEASES (TOPIC 842)
The company has adopted the ASU 2016-02 Leases (Topic 842). The company has elected to apply the short-term lease exception for our financial statements as we have a month-to-month lease. For Further details see Note 3.

2. INVESTMENT SECURITIES
On May 31, 2023, the Company's investment securities had an aggregate cost basis of $1,065,733 and a market value of $2,291,910 resulting in an unrealized gain of $1,226,177.

The Company follows a fair value hierarchy that distinguishes market data obtained from independent sources (observable inputs) and the Company's own market assumptions (unobservable inputs). These inputs are used in determining the value of the Company's investments and are summarized in the following fair value hierarchy.
Level 1 – quoted prices in active markets for identical securities,
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc), and
Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments).
The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
The following is a summary of the inputs used, as of May 31, 2023, in valuing the Company's assets carried at fair value:

Equity	Level 1	Level 2	Level 3	Total
Entertainment	$ 803,075	$ 0	$ 0	$ 803,075
Hospitals and Care Facilities	307,196	0	0	307,196
Medical Services Plans	261,975	0	0	261,975
Apparel Manufacturing	205,301	0	0	205,301
Insurance - Life	158,768	0	0	158,768
Specialty Chemicals	109,334	0	0	109,334
Travel & Tourism	109,309	0	0	109,309
Recreational Vehicles & Boats	107,965	0	0	107,965
Aerospace & Defense	100,220	0	0	100,220
Mutual Funds	69,279	0	0	69,279
Containers & Packaging	59,488	0	0	59,488
Total Equity	$ 2,291,910	$ 0	$ 0	$ 2,291,910

The Company recognizes transfers between levels of the last day of each fiscal reporting period.

WORLD CAPITAL BROKERAGE, INC.
(wholly owned by AGF Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS, continued
MAY 31, 2023

3. **TRANSACTIONS WITH RELATED PARTIES**

The Company, the Parent, Investment Research Corporation (IRC), the investment advisor for the Fund, American Growth Financial Services (FS), AGF Property Management Company (AVP), and Fidelity Leasing (FL) are controlled by the same individual. Certain officers and directors of the Company are also officers and directors of the Fund, IRC, FS, AVP, and FL. As principal underwriter for the Fund, the Company received gross underwriting commissions and distribution fees of $7,336 for the twelve months ended May 31, 2023. The Company received $0 from IRC for distribution services.

The Company shares office space and certain employees with the Fund and IRC. The Company was charged $44,035, by an affiliated company, which holds a month to month lease for the rental of office space. Costs related thereto and certain other costs are allocated among the affiliates on a basis determined by management.

During fiscal 2023, the company received $0 from related parties for property management services provided. The Company has a receivable due from related parties of $1,000 from the parent company, $92,664 from affiliated companies. The Company has a notes receivable due from related parties of $60,509 from IRC. The Company has a payable due to related parties of $3,725 to FL and $9,143 for payroll expenses.

4. **MINIMUM NET CAPITAL**

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company, as a registered securities broker/dealer, is required to maintain a minimum net capital of the greater of $250,000 or 6 2/3% of "aggregate indebtedness," as defined in such rule. On May 31, 2023, the Company had net capital of $794,220 which was $544,220 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital at May 31, 2023 was 1.093 to 1.

5. **COMMISSIONS RECEIVABLE**

Commissions paid to broker/dealers through deferred sales charges, for the sale of Fund shares, are recorded as commissions receivable. The Company receives from the Fund a monthly distribution fee based on the Fund's daily net assets. Commissions receivable are recovered through the receipt of the distribution fee and redemption charges, if any, related to Fund shares subject to contingent deferred sales charges.

6. **INCOME TAXES**

The provision for income taxes consists of the following:

Current Expense	
Federal	$ -
State	-
	-

Deferred Expense	
Federal	(128,082)
State	(27,751)
Total	$ (155,833)

The deferred tax liability results from unrealized appreciation of investments.

7. **SUBSEQUENT EVENTS**

The Company has evaluated events and transactions that occurred between June 1, 2023 and August 28, 2023, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.